SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______to ______

Commission file number 0-14703

     A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

Central National Bank 401 (k) Plan

     B.     Name of the issuer of the securities held pursuant to the plan and the address of it principal executive office:

NBT Bancorp Inc. 52 South Broad Street Norwich, New York 13815

CENTRAL NATIONAL BANK
401(k) PLAN

Financial Statements and Schedules

December 31, 2001 and 2000

Independent Auditors’ Report

The Plan Administrator of the
  Central National Bank 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Central National Bank 401(k) Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As further discussed in note 1, the Plan was merged into the NBT Bancorp Inc. 401(k) and Employee Stock Ownership Plan effective December 31, 2001.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held at end of year and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Albany, NY

June 20, 2002

CENTRAL NATIONAL BANK
401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2001 and 2000

	2001	2000

Assets:
Investments, at fair value (note 5)	$337,236	5,973,962
Loans to participants (note 4)	88,774	43,110
Cash	95	50,774
Receivables:
Due from Charles Schwab for investments sold	5,485,316	—
Employer contributions	13,926	9,309
Participant contributions	30,484	—
Other	—	6

Total receivables	5,529,726	9,315

Total assets	5,955,831	6,077,161

Liabilities:
Excess contributions payable	1,277	6,798
Due to NBT Bancorp Inc. 401(k) and Employee Stock Ownership Plan (note 1)	5,954,554	—

Total liabilities	5,955,831	6,798

Net asssets available for benefits	$—	6,070,363

See accompanying notes to financial statements.

CENTRAL NATIONAL BANK
401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2001 and 2000

	2001	2000

Additions to net assets attributed to:
Investment income:
Interest income, dividend income and capital gain distributions	$124,507	259,608
Net depreciation in fair value of investments (note 5)	(548,898)	(521,586)

	(424,391)	(261,978)

Contributions:
Employer	158,006	143,528
Participant	601,203	552,364
Participant rollovers	76,584	6,618

	835,793	702,510

Additions	411,402	440,532

Deductions from net assets attributed to:
Deduction related to the transfer to be made to the NBT Bancorp Inc. 401(k) and Employee Stock Ownership Plan (note 1)	5,954,554	—
Distributions and withdrawals	479,791	738,206
Administrative expenses	47,420	42,927

Deductions	6,481,765	781,133

Net decrease	(6,070,363)	(340,601)
Net assets available for benefits:
Beginning of the year	6,070,363	6,410,964

End of the year	$—	6,070,363

See accompanying notes to financial statements.

CENTRAL NATIONAL BANK
401(k) PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(1)	General Description of the Plan
Central National Bank (the Company) established a Profit Sharing and Trust Plan on January 1, 1988. Effective January 1, 1990, the Profit Sharing and Trust Plan was converted to a defined contribution plan and re-named the Profit Sharing and 401(k) Trusteed Plan. Effective September 21, 2001, the Profit Sharing and 401(k) Trusteed Plan was re-named the Central National Bank 401(k) Plan (the Plan). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On November 8, 2001, NBT Bancorp Inc. (NBT), pursuant to a merger agreement dated June 18, 2001, completed its merger with CNB Financial Corp. (CNB) and its wholly owned subsidiary, Central National Bank, whereby CNB was merged with and into NBT, and Central National Bank was merged with and into NBT Bank, N.A. Central National Bank then became a division of NBT Bank, N.A. In connection with the merger, the Plan was merged into the NBT Bancorp Inc. 401(k) and Employee Stock Ownership Plan (the Merged Plan) effective December 31, 2001. The net assets of the Plan were transferred to the Merged Plan on January 2, 2002 and January 3, 2002. In connection with the Plan merger, investments in the Plan (excluding NBT Bancorp Inc. common stock) were liquidated and participant account balances were re-directed, at the discretion of participants, into the various investment alternatives available in the Merged Plan. Participants’ investments in NBT Bancorp Inc. common stock were directly transferred to the Merged Plan. Management of the Company believes that the Plan merger was a tax-exempt transaction under the applicable provisions of the Internal Revenue Code and, therefore, is not subject to federal income taxes.

Smith Barney Corporate Trust Company (Smith Barney) was a Plan trustee as of and for the year ended December 31, 2000. In October 2000, The Charles Schwab Trust Company (Charles Schwab) also became a Plan trustee and remained a Plan trustee as of December 31, 2001 and 2000. In February 2001, Smith Barney was no longer a trustee of the Plan and the Plan assets maintained in the Smith Barney Reserve Deposit Account and the Smith Barney Capital Preservation Fund were re-directed by participants into the various available investment options.

Participants direct the investment of their contributions, as well as employer contributions, into various investment options offered by the Plan. Each participant’s investment election may consist of an allocation of contributions to one investment option or an allocation in whole increments of five percent (5%) to more than one investment option. Participant contributions to purchase NBT Bancorp Inc. common stock (or CNB Financial Corp. common stock prior to the November 8, 2001 merger) are limited to 20% of the participant’s total contributions to the Plan. Contributions to the Plan awaiting investment in the appropriate investment options are maintained as cash balances until they are allocated to the appropriate investment options.

As of December 31, 2000, participant contributions to purchase CNB Financial Corp. common stock were held in the Schwab Retirement Money Fund until regulatory approval was granted which would permit CNB Financial Corp. common stock as an investment option within the Plan. Regulatory approval was granted in February 2001 and participant contributions previously deferred to the Schwab Retirement Money Fund were utilized to purchase CNB Financial Corp. common stock.

(Continued)

CENTRAL NATIONAL BANK
401(k) PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(2)	Summary of Plan Provisions
Under the provisions of the Plan, the Plan Administrator has complete control of the administration of the Plan, but may delegate recordkeeping and other duties which are necessary to the administration of the Plan. The Plan Administrator maintains records of each participant’s investment account.

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
Eligibility
Employees who have attained age 21 are eligible to participate in the Plan as of their date of hire. Participation commences on the first day of the month following the date the eligibility requirements are satisfied.

Employer Contributions
The Company may make discretionary matching contributions to each active participant, equal to a percentage of each participant’s Elective Contribution, exclusive of any profit sharing award. The Company currently matches participant Elective Contributions, exclusive of any profit sharing award, at the rate of 30% of the first 8% of each participant’s Elective Contribution.

The Company may grant a profit sharing award to employees based on Company performance. The Company requires participants to contribute 50% of such profit sharing awards to the Plan. There were no profit sharing awards granted in 2001 or 2000. Additionally, an incentive bonus may be awarded to individual employees based upon the achievement of certain personal and company-wide performance criteria. The Company does not require employees to contribute any portion of incentive bonuses received to the Plan. Employees may elect to contribute to the Plan any portion of the profit sharing award or incentive bonus not required to be contributed to the Plan.

Employer contributions are not to exceed the maximum amount allowable as a deduction for federal income tax purposes.
Forfeitures
Forfeitures are allocated to participant accounts in the ratio that each participant’s compensation base bears to the total compensation base of all participants.
Participant Elective Contributions
Participants may elect to defer a portion of their compensation (from 2% to 15%) in accordance with Plan provisions. Additionally, each participant may elect to defer, and have allocated to the Plan, a portion of any profit sharing award or incentive bonus which is not required to be contributed into the Plan, as noted above, subject to applicable deferral limitations imposed by the Internal Revenue Service (IRS).

(Continued)

CENTRAL NATIONAL BANK
401(k) PLAN

Notes to Financial Statements

December 31, 2001 and 2000

Vesting
Participants are 100% vested in their Elective Contribution Account at all times. Participants become vested in their Employer Contribution Account based upon the earlier of the vesting schedule below or the occurrence of normal retirement age (65), death, or disability (total or permanent). The Plan also provides for early retirement.

An employee must work at least 1,000 hours per year to be eligible for vesting. Upon severance from service with the Company, the following vesting schedule shall apply to the Employer Contribution Account, including the portion of any incentive profit sharing bonus award required to be contributed to the Plan:

Years of Service	% Vested

Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5	100%

Advance Distribution for Hardship
A participant who meets the criteria under the hardship distribution guidelines may be eligible for distributions up to 100% of the participant’s vested account.
(3)	Summary of Significant Accounting Policies
The accompanying financial statements have been prepared on the accrual basis of accounting. The accounting principles and practices which affect the more significant elements of the financial statements are as follows:

Investment Valuation and Income Recognition
All investments are reported at fair value. Fair value is measured by the respective trustees by the market price, if there is an active market for the investment, or at an estimated market value if a market price is not available. Loans to participants are valued at the principal amount borrowed, less any repayment.

Purchase and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is accounted for on the accrual basis.
Investment income recognized by the Plan includes current earnings from investments (including capital gain distributions), net gains or losses realized from the sale of investments, and the net change in the unrealized appreciation or depreciation of investments.

(Continued)

CENTRAL NATIONAL BANK
401(k) PLAN

Notes to Financial Statements

December 31, 2001 and 2000

Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions, (b) Plan earnings and (c) forfeitures of terminated participants’ nonvested accounts. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the vested benefit from the participant’s account.

Administrative Expenses
Administrative expenses are paid directly by the Plan or by the Company at its discretion.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risk and Uncertainties
The Plan invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Recent Accounting Pronouncements
Effective January 1, 2001, the Plan adopted the provisions of the Financial Accounting Standards Board’s Statement of Financial Accounting Standards No. 133, “Accounting For Derivative Instruments and Hedging Activities” (SFAS No. 133). SFAS No. 133 requires that an entity recognize all derivatives and measures those instruments at fair value. The adoption of SFAS No. 133 did not have a material impact on the Plan’s financial statements.

Reclassifications
Amounts in the prior year’s financial statements are reclassified, whenever necessary, to conform to the presentation in the current year’s financial statements.
(4)	Loans to Participants
A participant may borrow up to $50,000 or 50% of the present value of their non-forfeitable accrued benefit or 100% of their Elective Contribution account, whichever is less. Loans are subject to certain conditions and limitations as stipulated in the Plan document and under IRS regulations. The interest rate is the prime rate plus two percent as calculated on the day that the loan is approved. At December 31, 2001 and 2000, respectively, there were loans outstanding of $88,774 and $43,110, at interest rates ranging from 8.50% to 11.50%

(Continued)

CENTRAL NATIONAL BANK
401(k) PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(5)	Investments
The following presents the fair value of the Plan’s investments (excluding loans to participants) as of December 31, 2001 and 2000:

Description of Investment	2001		2000

Nonparticipant-directed:
Smith Barney Reserve Deposit Account	$—		813

	—		813

Participant-directed:
Smith Barney Capital Preservation Fund	—		1,533,959	*
Schwab 1000 Equity Fund	—		631,965	*
Schwab Retirement Money Fund	3,213	*	810,434	*
Janus Balanced Fund	—		1,349,899	*
Janus Growth and Income Fund	—		1,011,295	*
Van Kampen Emerging Growth Fund Class A	—		635,597	*
NBT Bancorp Inc. common stock	334,023	*	—

	337,236		5,973,149

Total	$337,236		5,973,962

*	Denotes an investment that represents 5% or more of the Plan’s net assets at December 31, 2001 and December 31, 2000, respectively.

Plan assets also include a $5,485,316 receivable due from Charles Schwab related to the sale of investments in connection with the Plan merger (see note 1). This receivable also represents 5% or more of the Plan’s net assets at December 31, 2001.

During 2001 and 2000, the Plan’s investments (depreciated) appreciated in value (including gains and losses on investments bought and sold, as well as held during the year) as follows:

	2001	2000

Mutual funds	$(651,290)	(514,979)
Common stock	91,599	—
Collective trust funds	10,793	(6,607)

	$(548,898)	(521,586)

(6)	Related Party Transactions
Certain Plan investments are mutual funds managed by The Charles Schwab Trust Company. The Charles Schwab Trust Company is the trustee of the Plan as previously described and, therefore, these transactions qualify as party-in-interest transactions.

(Continued)

CENTRAL NATIONAL BANK
401(k) PLAN

Notes to Financial Statements

December 31, 2001 and 2000

Certain Plan investments are shares of NBT Bancorp Inc. common stock. NBT Bancorp Inc. is the holding company for NBT Bank, N.A. and, therefore, these transactions qualify as party-in-interest transactions.

Certain Plan investments, prior to the November 8, 2001 merger discussed in note 1, were shares of CNB Financial Corp. common stock. CNB Financial Corp. was the holding company for Central National Bank and, therefore, these transactions qualify as party-in-interest transactions.

(7)	Tax Status
The IRS has determined and informed the Company by a letter dated July 18, 1992, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan was designed and operated in compliance with the applicable requirements of the IRC as of and for the years ended December 31, 2001 and 2000.

CENTRAL NATIONAL BANK
401(k) PLAN

Schedule H, Line 4i – Schedule of Assets Held at End of Year

December 31, 2001

		Current
Identity of Issue	Description of Investment	Value

*The Charles Schwab Trust Company	Schwab Retirement Money Fund, 1,405,339 shares	$3,213

*NBT Bancorp Inc.	Common stock, 23,052 shares	334,023

*Central National Bank 401(k) Plan	Loans to participants, at interest rates ranging from 8.50% to 11.50%	88,774

		$426,010

•     Indicates a party-in-interest as defined by the Employee Retirement Income Security Act of 1974.

Note:	Plan assets at December 31, 2001 also include a $5,485,316 receivable due from The Charles Schwab Trust Company related to the sale of investments.

See accompanying independent auditors’ report.

CENTRAL NATIONAL BANK
401(k) PLAN

Schedule H, Line 4j — Schedule of Reportable Transactions

Year Ended December 31, 2001

					Expense		Current
					incurred	Cost	value of
Identity of		Purchase	Selling	Lease	with	of	asset on	Net gain
party involved	Description of asset	price	price	rental	transaction	asset	transaction date	or (loss)

None

Note: Reportable transactions, for the purposes of this schedule include:

(a)	A single transaction within the plan year in excess of 5% of the current value of the plan assets at the beginning of the plan year;
(b)	Any series of transactions with, or in conjunction with, the same person, involving property other than securities, amounting in the aggregate within the plan year (regardless of the category of asset and the gain or loss on any transaction) to more than 5% of the current value of plan assets at the beginning of the plan year;

(c)	Any series of transactions involving securities of the same issue that, within the plan year, amount in the aggregate to more than 5% of the current value of the plan assets at the beginning of the plan year;

(d)	Any transaction within the plan year with respect to securities with, or in conjunction with, a person if any prior or subsequent single transaction within the plan year with that person exceeds 5% of the current value of plan assets at the beginning of the plan year.

See accompanying independent auditors’ report.

SIGNATURES

     The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Central National Bank 401 (k) Plan

Date: June 28, 2002	/s/ William Querbes William Querbes Plan Administrator